Exhibit 23.01

                          INDEPENDENT AUDITORS' CONSENT


         We consent to the incorporation by reference in this Registration Statement of Northern States Power Company (the Company) on Form S-3 (relating to the Northern States Power Company registration of 3,500,000 shares of common stock for the Dividend Reinvestment and Stock Purchase Plan) of our report dated February 8, 1995 (which expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's change in method of accounting for postretirement health care costs in 1993), appearing on page 44 in Item 8 of the Annual Report on Form 10-K of Northern States Power Company for the year ended December 31, 1994 and to the reference to us under the heading "Experts" in the Prospectus which is part of this Registration Statement.



DELOITTE & TOUCHE LLP
January 24, 1996
Minneapolis, Minnesota